FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY‐HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 12 of CVM Instruction 358/02, as amended, hereby informs that it has received the correspondence below, from BlackRock, Inc., notifying that the latter’s beneficial ownership has been reduced to less than 5% of the outstanding stock of CBD.

The Company’s Investor Relations Department is at shareholders’ disposal to clarify any matters relating to the purpose of this Notice through telephone number +55 11 3886-0421 or e-mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, September 18, 2012

Vítor Fagá de Almeida

Finances, Corporate Services and Investor Relations Officer

Companhia Brasileira de Distribuição

Avenida Brigadeiro Luis Antônio, nr 3.142

01402-000 – São Paulo, SP – Brasil

At.: Mr. Vitor Fagá de Almeida

Investor Relations Officer

Ph.: 55 11 3886-0421

Fax: 55 11 3884-2677

e-mail: gpa.ri@paodeacucar.com.br

September 17, 2012

Companhia Brasileira de Distribuição – Disclosure of information regarding the Sale of Relevant Interest

Dear Sirs,

1                BlackRock, Inc. (“BlackRock”) hereby announces on behalf of some of its clients and in its capacity as an investment manager that it sold preferred shares issued by Companhia Brasileira de Distribuição (“CBD”). On September 13, 2012, BlackRock held, on aggregate basis, a total of 8,005,722 preferred shares and 124,914 American Depositary Receipts (“ADRs”), equivalent to preferred shares representing approximately 4.97% of the preferred shares issued by CBD.

2                In order to meet the requirements set forth in Paragraph 4, Article 12 of Brazilian Securities and Exchange Commission (“CVM”) Instruction 358 dated January 3, 2002, as amended, BlackRock hereby requests CBD's Investor Relations Officer to disclose the following information to the CVM and other relevant authorities:

(i)              BlackRock is headquartered at 40 East 52nd Street, New York, New York, 10022-5911, United States of America;

(ii)             BlackRock holds, on aggregate basis, 8,005,722 preferred shares and 124,914 ADRs, equivalent to preferred shares issued by CBD, as described in item 1 above;

(iii)            the above mentioned shareholdings are strictly for investment purposes, there being no intention of changing CBD’s control or management structure;

(iv)           BlackRock does not hold debentures convertible into shares or any other securities convertible into shares issued by CBD; and

(v)            BlackRock has not entered into any contracts or agreements regulating the exercise of voting rights or the purchase or sale of securities issued by CBD.

We remain at your disposal for any further information you may require.

Sincerely,

                _________________________________
                BlackRock, Inc.
Pp.         Renata Cardoso

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 18, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.